Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Pricing Supplement No. 1,439
Registration Statement Nos. 333-221595; 333-221595-01
Dated January 8, 2019
Filed pursuant to Rule 433

Structured Investments

Market-Linked Notes due February 5, 2024 Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the iShares® MSCI EAFE ETF

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 31, 2019
Original issue date:	February 5, 2019 (3 business days after the pricing date)
Maturity date:	February 5, 2024
Interest:	None
Basket:	Basket Component*	Ticker Symbol*	Basket component weighting
	S&P 500® Index (the “SPX Index”)	SPX	50%
	Shares of the iShares® MSCI EAFE ETF (the “EFA Shares”)	EFA UP	50%
* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the EFA Shares, collectively, as the basket components, and to the EFA Shares as the underlying shares or the Fund. For more information about the basket components, see the accompanying preliminary pricing supplement.
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

In no event will the payment at maturity be less than $1,000 per note or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $1,000 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $730 per note (to be determined on the pricing date)
Participation rate:	110%
Maximum payment at maturity:	At least $1,730 per note (at least 173% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Basket percent change:	(final basket value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $963.90 per note, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary pricing supplement.

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the closing value of a basket of one index and one exchange-traded fund (ETF) on the determination date, subject to the maximum payment at maturity. These long-dated notes are for investors who are concerned about principal risk but seek a return based on the performance of the basket components, and who are willing to forgo current income and upside returns beyond the maximum payment at maturity in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Notes

The table below illustrates the payment at maturity for each note for a hypothetical range of basket percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical maximum payment at maturity of $1,730 per note and reflects the initial basket value of 100 and the participation rate of 110%. The actual maximum payment at maturity will be determined on the pricing date.

Basket percent change	Final basket closing value	Stated principal amount	Participation rate	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
100.00%	200.00	$1,000	110%	$730	$1,730	73.00%
90.00%	190.00	$1,000	110%	$730	$1,730	73.00%
80.00%	180.00	$1,000	110%	$730	$1,730	73.00%
70.00%	170.00	$1,000	110%	$730	$1,730	73.00%
66.36%	166.36	$1,000	110%	$730	$1,730	73.00%
60.00%	160.00	$1,000	110%	$660	$1,660	66.00%
50.00%	150.00	$1,000	110%	$550	$1,550	55.00%
40.00%	140.00	$1,000	110%	$440	$1,440	44.00%
30.00%	130.00	$1,000	110%	$330	$1,330	33.00%
20.00%	120.00	$1,000	110%	$220	$1,220	22.00%
10.00%	110.00	$1,000	110%	$110	$1,110	11.00%
0.00%	100.00	$1,000	N/A	$0	$1,000	0.00%
–10.00%	90.00	$1,000	N/A	$0	$1,000	0.00%
–20.00%	80.00	$1,000	N/A	$0	$1,000	0.00%
–30.00%	70.00	$1,000	N/A	$0	$1,000	0.00%
–40.00%	60.00	$1,000	N/A	$0	$1,000	0.00%
–50.00%	50.00	$1,000	N/A	$0	$1,000	0.00%
–60.00%	40.00	$1,000	N/A	$0	$1,000	0.00%
–70.00%	30.00	$1,000	N/A	$0	$1,000	0.00%
–80.00%	20.00	$1,000	N/A	$0	$1,000	0.00%
–90.00%	10.00	$1,000	N/A	$0	$1,000	0.00%
–100.00%	0.00	$1,000	N/A	$0	$1,000	0.00%

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary pricing supplement.

You should read this document together with the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary pricing supplement through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000293/dp100602_424b2-ps1439.htm

Initial basket value:	The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial basket component value of each basket component, as set forth under “Basket—Initial basket component value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above, each as determined on the pricing date.
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the basket component closing value for each basket component, and (ii) the multiplier for such basket component
Basket component closing value:

On any day, the basket component closing value for each basket component shall be:

(i) in the case of the SPX Index, the index closing value of the SPX Index on such day; and

(ii) in the case of the EFA Shares, the closing price of the EFA Shares on such day times the adjustment factor on such day.

Multiplier:	The multiplier for each basket component will be set on the pricing date so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Adjustment factor:	With respect to the EFA Shares, 1.0, subject to adjustment in the event of certain events affecting the underlying shares. See “Additional Information About the Notes—Antidilution adjustments” below.
Determination date:	January 31, 2024, subject to postponement for non-index business days, non-trading days and certain market disruption events.
CUSIP/ISIN:	61768DYB5 / US61768DYB53

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	The appreciation potential of the notes is limited by the maximum payment at maturity.

•	Changes in the prices of the basket components may offset each other.

•	The market price of the notes will be influenced by many unpredictable factors.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the notes is not linked to the value of the SPX Index and EFA Shares at any time other than the determination date.

•	There are risks associated with investments in securities, such as the notes, linked to the value of foreign equity securities.

•	The prices of the EFA Shares are subject to currency exchange risk.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the SPX Index could adversely affect the value of the notes.

•	Adjustments to the EFA Shares or the index tracked by the underlying shares could adversely affect the value of the notes.

•	The performance and market price of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the underlying shares.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

•	Not equivalent to investing in the EFA Shares or the stocks composing the SPX Index or the share underlying index

•	The notes will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 4, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the determination date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to January 4, 2019

iShares® MSCI EAFE ETF Historical Performance

The following graph sets forth the daily closing values of the iShares® MSCI EAFE ETF for each quarter in the period from January 1, 2014 through January 4, 2019. You should not take the historical values of the iShares® MSCI EAFE ETF as an indication of its future performance, and no assurance can be given as to the closing value of the iShares® MSCI EAFE ETF on the determination date.

iShares® MSCI EAFE ETF Daily Closing Prices January 1, 2014 to January 4, 2019